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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              LTC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    502175102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                OCTOBER 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages


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CUSIP NO. 502175102                  13G/A                     Page 2 of 9 Pages

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)
                                                                        ----
                                                                     (b)
                                                                        ----

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF        5   SOLE VOTING POWER
SHARES                    1,293,500
                     -----------------------------------------------------------

BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY                  -0-
                     -----------------------------------------------------------

EACH             7   SOLE DISPOSITIVE POWER
REPORTING                 1,293,500
                     -----------------------------------------------------------

PERSON           8   SHARED DISPOSITIVE POWER
WITH                      -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,293,500
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                               ----
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.0% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
                   PN
--------------------------------------------------------------------------------

(1) Based on 24,583,518 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2001 reduced by the 6,090,574 shares that the Issuer reported had been accepted for payment on October 22, 2001 in connection with its tender offer for a total of 18,492,944 shares outstanding.


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CUSIP NO. 502175102                  13G/A                     Page 3 of 9 Pages

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)
                                                                       ----
                                                                    (b)
                                                                       ----
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF        5   SOLE VOTING POWER
SHARES                    2,415,800
                     -----------------------------------------------------------

BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY                  -0-
                     -----------------------------------------------------------

EACH             7   SOLE DISPOSITIVE POWER
REPORTING                 2,415,800
                     -----------------------------------------------------------

PERSON           8   SHARED DISPOSITIVE POWER
WITH                      -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,415,800
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                   ---
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     13.1% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
                     OO       (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------

(1) Based on 24,583,518 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2001 reduced by the 6,090,574 shares that the Issuer reported had been accepted for payment on October 22, 2001 in connection with its tender offer for a total of 18,492,944 shares outstanding.

CUSIP NO. 502175102                  13G/A                     Page 4 of 9 Pages

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)
                                                                      ----
                                                                  (b)
                                                                      ----
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF        5   SOLE VOTING POWER
SHARES                    2,465,800
                     -----------------------------------------------------------

BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY                  -0-
                     -----------------------------------------------------------

EACH             7   SOLE DISPOSITIVE POWER
REPORTING                 2,465,800
                     -----------------------------------------------------------

PERSON           8   SHARED DISPOSITIVE POWER
WITH                      -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,465,800
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                        ----
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     13.3% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
                     IN
--------------------------------------------------------------------------------

(1) Based on 24,583,518 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2001 reduced by the 6,090,574 shares that the Issuer reported had been accepted for payment on October 22, 2001 in connection with its tender offer for a total of 18,492,944 shares outstanding.

CUSIP NO. 502175102                  13G/A                     Page 5 of 9 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 27, 2000 (the "Schedule 13G"), relating to the Common Stock, $.01 par value per share (the "Stock"), of LTC Properties, Inc. (the "Issuer"), as previously amended by:

         Amendment No. 1 thereto dated February 9, 2001 and
         Amendment No. 2 thereto dated September 7, 2001.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G (i.e.: Idanta Partners Ltd. shall be referred to as "IPL", Dunn Family Trust, David J. Dunn, Trustee shall be referred to as "DFT", and David J. Dunn shall be referred to as "DJD").


Item 2 as reported in the Schedule 13G is hereby amended and restated to read as follows:


ITEM 2(a). NAME OF PERSON FILING.
           ----------------------

                  Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL"), Dunn Family Trust, David J. Dunn, trustee (a grantor trust) ("DFT"), and David J. Dunn ("DJD"). IPL, DFT, and DJD are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing pursuant to Rule 13d- 1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
           -----------------------------------------------------------

                  The principal business office address of all Reporting Persons (IPL, DFT, and DJD) is:

                  4660 La Jolla Village Drive, Suite 850
                  San Diego, California 91222

ITEM 2(c). CITIZENSHIP.
           -----------

                  IPL is a Texas limited partnership.
                  DFT is a California grantor trust.
                  DJD is a citizen of the United States of America.



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CUSIP NO. 502175102                  13G/A                     Page 6 of 9 Pages

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4. OWNERSHIP.
        ---------

                  IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,293,500,
                           (b) which constitutes in the aggregate approximately 7.0% of the assumed 18,492,944 outstanding shares of the Stock.
                           (c) Acting through its general partner DFT, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,293,500 shares of the Stock.

                  DFT: (a) Because of its position as general partner of IPL, which owns 1,293,500 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of these 1,293,500 shares, in addition to the 1,122,300 it directly owns; which totals 2,415,800 shares,
                           (b) which constitutes in the aggregate approximately 13.1% of the assumed 18,492,944 outstanding shares of the Stock.
                           (c) In its capacity as a general partner of IPL and due to the shares it directly owns, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,415,800 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

                  DJD: (a) Because DJD is the trustee of DFT, which owns 1,122,300 shares of the Stock and which is a general partner of IPL, which owns 1,293,500 shares of the Stock, and owns 50,000 shares of the Stock jointly with his spouse, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,465,800 shares,
                           (b) which constitutes in the aggregate approximately 13.3% of the assumed 18,492,944 outstanding shares of the Stock.
                           (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,465,800 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD owns no shares of the Stock individually.



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CUSIP NO. 502175102                  13G/A                     Page 7 of 9 Pages


Item 8 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
        ----------------------------------------------------------

         This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1), which does not constitute a group. The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.


ITEM 10. CERTIFICATION.
         -------------

By signing below, each of the Reporting Persons certify that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 502175102                  13G/A                     Page 8 of 9 Pages


                                   SIGNATURES:
                                   -----------

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. The undersigned have previously filed this statement jointly pursuant to the agreement attached as Exhibit A.

DATED: October 24, 2001

DUNN FAMILY TRUST


By: /s/ David J. Dunn
    -----------------------------------
    David J. Dunn, Trustee



/s/ David J. Dunn
---------------------------------------
David J. Dunn, Individually


IDANTA PARTNERS LTD.
a Texas limited partnership


By: /s/ Jonathan S. Huberman
    -----------------------------------
    Jonathan S. Huberman, General Partner



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CUSIP NO. 502175102                  13G/A                     Page 9 of 9 Pages


                             JOINT FILING AGREEMENT                  EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.

DATED: October 24, 2001


DUNN FAMILY TRUST


By: /s/ David J. Dunn
    -----------------------------------
    David J. Dunn, Trustee



/s/ David J. Dunn
---------------------------------------
David J. Dunn, Individually


IDANTA PARTNERS LTD.
a Texas limited partnership


By: /s/ Jonathan S. Huberman
    -----------------------------------
    Jonathan S. Huberman, General Partner